UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. *)

OSIRIS ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68829A103

(CUSIP Number)

Shanna B. Green

Head of Investment Banking Legal – Equity Capital Markets, Americas

Jefferies LLC

c/o Jefferies Financial Group Inc.

520 Madison Avenue, New York, NY 10022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68829A103	Schedule 13D	Page 2 of 10 Pages

1.	Name of Reporting Persons: Jefferies Financial Group Inc. I.R.S. Identification Nos. of Above Persons (Entities Only): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1) (see Item 5)
	8.	Shared Voting Power 2,277,000 (1) (see Item 5)
	9.	Sole Dispositive Power 0 (see Item 5)
	10.	Shared Dispositive Power 2,277,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,000 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.4% (1)(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes all shares of Class A Common Stock beneficially owned by Jefferies LLC (“Jefferies”). Jefferies is a wholly-owned subsidiary of Jefferies Financial Group Inc. (“JFG”).
(2)	Reflects the increased percentage of shares of Class A Common Stock owned by Jefferies and JFG solely as a result of a redemption by the Issuer. Jefferies and JFG continue to hold all their shares of Class A Common Stock in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the Issuer, insofar as (i) they cannot participate in the election of directors (as they do not own any shares of Class B common stock, $0.0001 par value (“Class B Common Stock”)), and (ii) with respect to other matters, their voting power is 25.7%, based on the 5,750,000 shares of Class B Common Stock outstanding as of December 30, 2022, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 30, 2022 (the “Form 8-K”)).

CUSIP No. 68829A103	Schedule 13D	Page 3 of 10 Pages

1.	Name of Reporting Persons: Jefferies LLC I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1) (see Item 5)
	8.	Shared Voting Power 2,277,000 (1) (see Item 5)
	9.	Sole Dispositive Power 0 (see Item 5)
	10.	Shared Dispositive Power 2,277,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,000 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.4% (1)(2) (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes all shares of Class A Common Stock beneficially owned by Jefferies. Jefferies is a wholly-owned subsidiary of JFG.
(2)	Reflects the increased percentage of shares of Class A Common Stock owned by Jefferies and JFG solely as a result of a redemption by the Issuer. Jefferies and JFG continue to hold all their shares of Class A Common Stock in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the Issuer, insofar as (i) they cannot participate in the election of directors (as they do not own any shares of Class B Common Stock, and (ii) with respect to other matters, their voting power is 25.7%, based on the 5,750,000 shares of Class B Common Stock outstanding as of December 30, 2022, as reported in the Form 8-K.

CUSIP No. 68829A103	Schedule 13D	Page 4 of 10 Pages

EXPLANATORY NOTE

This report on Schedule 13D (the “Schedule 13D”) of Jefferies Financial Group Inc. (“JFG”) and Jefferies LLC (“Jefferies” and together with JFG, the “Reporting Persons”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Osiris Acquisition Corp. (the “Issuer”).

JFG and Jefferies Group LLC (“Jefferies Group”) initially filed a report on Schedule 13G on May 27, 2021 reflecting their acquisition of the Class A Common Stock on May 14, 2021 (the “Initial Schedule 13G”). JFG and Jefferies Group made such filing pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as they acquired (through Jefferies Group’s direct acquisition) the Class A Common Stock in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the Issuer. On November 1, 2022, JFG, together with certain of its subsidiaries, including Jefferies Group, consummated several internal reorganization transactions, including the following: (i) the merger of the Jefferies Group with and into Jefferies MergerSub Inc., a New York corporation and a wholly owned subsidiary of JFG, with Jefferies MergerSub Inc. surviving and assuming all of the assets and liabilities of Jefferies Group; and (ii) the merger of Jefferies MergerSub Inc. with and into JFG, with JFG surviving and assuming all of the assets and liabilities of Jefferies Group and MergerSub by operation of law.

On December 30, 2022, the Issuer completed the redemption of 19,896,459 shares of Common Stock (the “Redemption”). No shares beneficially owned by the Reporting Persons were redeemed. Thus, as of December 30, 2022 and the date of this filing, the number of shares beneficially owned by the Reporting Persons is the same as that reported in the Initial Schedule 13G: the Reporting Persons continue to beneficially own 2,277,000 shares of the Class A Common Stock. However, solely as a result of the reduced number of shares of the Class A Common Stock outstanding following the Redemption, the Reporting Persons may be deemed as of December 30, 2022 and the date of this filing to beneficially own 73.4% of the Class A Common Stock outstanding (based on 3,103,541 shares of the Class A Common Stock outstanding as of December 30, 2022 following the Redemption, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2022 (the “Form 8-K”)).

The Reporting Persons are filing this Schedule 13D because, as a result of the Redemption, the Reporting Persons may be deemed to beneficially own 20% or more of the Common Stock and therefore ineligible to file pursuant to Rule 13d-1(c). Although they are filing a Schedule 13D as a technical matter due to loss of eligibility to file under Schedule 13G, the Reporting Persons continue to hold all shares of Class A Common Stock in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the Issuer, insofar as (i) they cannot participate in the election of directors (as they do not own any shares of Class B common stock, $0.0001 par value (“Class B Common Stock”)) and (ii) with respect to other matters, their voting power is 25.7% (based on the 5,750,000 shares of Class B Common Stock outstanding as of December 30, 2022 as reported in the Form 8-K).

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Common Stock of the Issuer. The principal executive offices of the Issuer are located at 95 5th Avenue, 6th Floor, New York, New York 10003.

Item 2. Identity and Background

(a)	JFG and Jefferies

This Schedule 13D is filed by JFG, a corporation incorporated under the laws of New York and Jefferies LLC, a limited liability company formed under the laws of Delaware. The principal business address of the Reporting Persons is 520 Madison Avenue, New York, New York 10022.

JFG is engaged in investment banking and capital markets, and asset management. Investment banking and capital markets includes investment banking, capital markets and other related services. Investment banking provides underwriting and financial advisory services to clients across most industry sectors in the Americas, Europe, the Middle East and Africa, and Asia Pacific. Capital markets businesses operate across the spectrum of equities and fixed income products. Within asset management, JFG manages, invests in and provides services to a diverse group of alternative asset management platforms across a spectrum of investment strategies and asset classes.

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Jefferies LLC, a wholly-owned direct subsidiary of JFG, is a dually-registered broker-dealer and futures commission merchant.

Covered Persons

JFG has a board of directors and executive officers (collectively, the “Covered Persons”). The principal business address of each of the Covered Persons is 520 Madison Avenue, New York, New York 10022. The name, present principal occupation and country of citizenship of each of the Covered Persons is set forth below, along with the principal business address of the employer of each of the Covered Persons.

Covered Persons of JFG

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship
Richard B. Handler	(b)	Director and Chief Executive Officer	United States
Brian P. Friedman	(b)	Director and President	United States
Joseph S. Steinberg	(b)	Director and Chairman	United States
Linda L. Adamany	(b)	Lead Independent Director	United States
Barry J. Alperin	(b)	Director	United States
Robert D. Beyer	(b)	Director	United States
Matrice Ellis Kirk	(b)	Director	United States
MaryAnne Gilmartin	(b)	Director	United States
Thomas W. Jones	(b)	Director	United States
Jacob M. Katz	(b)	Director	United States
Michael T. O’Kane	(b)	Director	United States
Melissa V. Weiler	(b)	Director	United States
Michael J. Sharp	(b)	Executive Vice President and General Counsel	United States
Matthew S. Larson	(b)	Executive Vice President and Co-Chief Financial Officer	United States
Teresa S. Gendron	(b)	Executive Vice President and Co-Chief Financial Officer	United States
Mark L. Cagno	(b)	Vice President and Co-Controller	United States
John M. Dalton	(b)	Vice President, Co-Controller	United States
John Stacconi	(b)	Vice President and Global Treasurer	United States
Rocco J. Nittoli	(b)	Vice President and Chief Compliance Officer	United States
Laura E. Ulbrandt DiPierro	(b)	Assistant Vice President and Secretary	United States

CUSIP No. 68829A103	Schedule 13D	Page 6 of 10 Pages

Covered Persons of Jefferies

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship
Richard B. Handler	(b)	Chairman, Chief Executive Officer and Director	United States
Brian P. Friedman	(b)	Chairman, Executive Committee and Director	United States
Matthew S. Larson	(b)	Executive Vice President, Chief Financial Officer and Director	United States
Michael J. Sharp	(b)	Executive Vice President, General Counsel and Secretary	United States
John Stacconi	(b)	Treasurer	United States
Mark L. Cagno	(b)	Principal Operations Officer	United States
Lauri Scoran	(b)	Chief Compliance Officer	United States

(b)	The principal business address of each of the Reporting Persons and the Covered Persons is set forth in Item 2(a) above.

(c)	The principal business and principal business address of the Reporting Persons, is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Item 2(a) above.

(d)	During the last five years, the Reporting Persons have not been convicted, and to the Reporting Persons’ knowledge, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 68829A103	Schedule 13D	Page 7 of 10 Pages

(e)	Except as set forth herein, during the last five years, the Reporting Persons have not been a party, and to the Reporting Persons’ knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 27, 2022, the SEC entered into a settlement order with Jefferies settling an administrative action in connection with the broker-dealer off-channel communications initiative, concerning Jefferies’ failure to do the following: (1) maintain and preserve communications by personal text messages and other text messaging platforms related to the business of the broker-dealer operated by Jefferies, in willful violation of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder; and (2) reasonably supervise its employees with a view to preventing or detecting certain of its employees’ aiding and abetting violations of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder, within the meaning of Section 15(b)(4)(e) of the Exchange Act. Jefferies agreed to do the following: (A) cease and desist from committing or causing any violations or any future violations of Section 17(a) of the Exchange Act and Rule 17a-4 thereunder; (B) be censured; (C) pay a civil monetary penalty in the amount of $50,000,000; and (D) comply with certain undertakings related to retention of electronic communications.

On September 27, 2022, the Commodities Futures Trading Commission (“CFTC”) entered into a settlement order with Jefferies and Jefferies Financial Services Inc. (“JFSI” and collectively with Jefferies, the “CFTC Action Respondents”) settling an administrative action concerning the following: (A) JFSI’s failure to maintain required records in violation of Sections 4s(f)(1)(C) and 4s(g)(1) and (3) of the Commodity Exchange Act (the “CEA”) and Regulations 23.201(a) and 23.202(a)(1) and (b)(1); (B) Jefferies’ failure to keep required record in violation of Section 4(g) of the CEA and Regulation 1.35; (C) the CFTC Action Respondents’ failure to keep records in the required manner in violation of Regulation 1.31; (D) JFSI’s failure to supervise diligently in violation of Sections 4s(h)(1)(B) of the CEA and Regulation 23.602(a); and (E) Jefferies’ failure to diligently supervise in violation of Regulation 166.3. The CFTC Action Respondents agreed to: (A) the entry of the CFTC’s findings; (B) have JFSI cease and desist from violating sections 4s(f)(1)(C), 4s(g)(1) and (3), and 4s(h)(1)(B) of the CEA, and Regulations 1.31, 23.201(a), 23.202(a)(1) and (b)(1) and 23.602(a) and Jefferies to cease and desist from violating Section 4g of the CEA and Regulations 1.31, 1.35, and 166.3; (C) pay a civil monetary penalty in the amount of $30,000,000; and (D) comply with certain conditions and undertakings.

On September 13, 2022, Jefferies entered into an offer of settlement with the SEC, and the SEC issued an order, regarding Jefferies’ failure to comply with certain disclosure requirements when participating as an underwriter in certain primary offerings of municipal securities. Specifically, from October 2017 to November 2020, Jefferies acted as sole underwriter for certain offerings of municipal securities where it sought to rely on the limited offering exemptions provided in Exchange Act Rule 15c2-12(d)(1)(i), but did not actually satisfy the exemption requirements, nor did it maintain adequate policies and procedures relating to the exemption. As a result, without admitting or denying the findings, Jefferies consented to the entry of the order that finds Jefferies willfully violated Exchange Act Rule 15c2-12 and Municipal Securities Regulatory Board (“MSRB”) Rule G-27. Jefferies agreed to: (A) cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, Exchange Act Rule 15c2-12, and MSRB Rule G-27; (B) be censured; (C) pay disgorgement of $38,008.67 and prejudgment interest of $5,206.55 to the SEC; and (D) pay a civil money penalty in the amount of $100,000.

On December 9, 2019, Jefferies entered into a settlement order to settle charges of improper handling with respect to pre-released American Depositary Receipts (“ADRs”). Specifically, from at least April 2012 until approximately December 2014, Jefferies improperly borrowed pre-released ADRs from other brokers when Jefferies should have known that those brokers did not own the foreign shares needed to support those ADRs in violation of Section 17(a)(3) of the Securities Act of 1933, as amended. The order also finds that Jefferies failed reasonably to supervise its associated persons within the meaning of Section 15(b)(4)(e) of the Exchange Act. Jefferies agreed to do the following: (A) be censured; (B) pay disgorgement of $2,275,609 and prejudgment interest of $468,346; and (C) pay a civil money penalty in the amount of $1,251,584.95.

CUSIP No. 68829A103	Schedule 13D	Page 8 of 10 Pages

(f)	The place of organization of JFG and Jefferies, and the citizenship or place of organization, as applicable, of each of the Covered Persons is set forth in Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration

Jefferies acquired 2,277,000 units of the Issuer, each unit consisting of one share of Class A Common Stock and one-half of one warrant to purchase one share of Class A Common Stock at an initial exercise price of $11.50 per share (the “Units”), in the Issuer’s initial public offering (the “IPO”) for an aggregate purchase price of $22,770,000 using its own capital.

Item 4. Purpose of Transaction

To the extent required by Item 4, the information contained in Items 3 above and Item 6 below is incorporated herein by reference.

Jefferies, a wholly owned direct subsidiary of JFG, is a dually-registered broker-dealer and futures commission merchant. Jefferies also served as the underwriter of the Issuer’s IPO. The other shares of Class A Common Stock underlying the Units purchased by Jefferies for resale to the public as an underwriter in the IPO pursuant to the underwriting agreement were not deemed beneficially owned under Section 13(d) as they were not held for more than 40 days pursuant to Rule 13d-3(d)(4).

Jefferies acquired the 2,277,000 Units for its own account in connection with its efforts to make a market in the Units in connection with the Issuer’s IPO.

Jefferies acquired, and both Jefferies and JFG continue to hold, all of such Units, including the underlying shares of Class A Common Stock, in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the Issuer, insofar as (i) they cannot participate in the election of directors (as they do not own any shares of Class B Common Stock) and (ii) with respect to other matters, their voting power is 25.7%, based on the 5,750,000 shares of Class B Common Stock outstanding as of December 30, 2022, as reported in the Form 8-K.

The Reporting Persons may, from time to time, take such actions regarding their investment as they deem appropriate. These actions may include: (i) acquiring additional Class A Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Class A Common Stock (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Class A Common Stock, conditions in the securities market and general economic and industry conditions. The Reporting Persons do not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) Reporting Persons

Jefferies is the direct beneficial owner of 2,277,000 shares, or 73.4%, of the Class A Common Stock. JFG may be deemed an indirect beneficial owner of the shares of Class A Common Stock directly beneficially owned by Jefferies. The Reporting Persons’ beneficial ownership excludes 1,138,500 shares of Class A Common Stock issuable upon exercise of warrants of the Issuer, which are not currently exercisable pursuant to their terms, as described in Item 6.

Covered Persons

No Covered Persons beneficially own shares of Class A Common Stock.

All share percentage calculations in this Schedule 13D are based on 3,103,541 shares of Class A Common Stock outstanding, as reported in the Form 8-K.

CUSIP No. 68829A103	Schedule 13D	Page 9 of 10 Pages

(b)	See rows 7-10 of the cover pages to this Schedule 13D for information regarding each Reporting Person’s respective power to vote or direct the vote and its power to dispose or direct the disposition of the Class A Common Stock.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons have not effected and, to the Reporting Persons’ knowledge, none of the Covered Persons has effected any transactions in the shares to which this Schedule 13D relates during the past 60 days.

(d)	Except as disclosed in this Schedule 13D, no person other than the Reporting Persons and their respective members, shareholders and affiliates have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the extent required by Item 6, the information contained in Items 3 and 4 above is incorporated herein by reference.

Jefferies acquired 2,277,000 Units of the Issuer, each Unit consisting of one share of Class A Common Stock and one-half of one warrant to purchase one share of Class A Common Stock at an initial exercise price of $11.50 per share, subject to customary adjustments.

The warrants have been issued in registered form under a warrant agreement, dated May 13, 2021, between Continental Stock Transfer & Trust Company, as warrant agent, and the Issuer (the “Warrant Agreement”). Pursuant to the Warrant Agreement, each whole warrant is exercisable at any time commencing on the later of 12 months from the closing of the IPO and 30 days after the completion of the Issuer’s initial business combination and will expire five years after the completion of the Issuer’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Issuer may call the warrants for redemption: (i) in whole and not in part; (ii) at a price of  $0.01 per warrant; (iii) upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and (iv) if, and only if, the closing price of the Class A Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Issuer sends the notice of redemption to the warrant holders.

The foregoing description of the Warrant Agreement and the warrants does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, a copy of which is filed as Exhibit 7.01 and which is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
7.01	Warrant Agreement, dated May 13, 2021, between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to the Exhibit 4.1 filed with the Issuer’s current report on Form 8-K filed by the Issuer on May 18, 2021).
7.02	Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 68829A103	Schedule 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: Executive Vice President and General Counsel

JEFFERIES LLC

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: Executive Vice President, General Counsel and Secretary